17 June 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 60,000 Reed Elsevier PLC ordinary shares at a price of 1061.8100p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 84,643,285 ordinary shares in treasury, and has 1,121,746,604 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 14,944,950 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 28,000 Reed Elsevier NV ordinary shares at a price of €21.4765 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 49,236,344 ordinary shares in treasury, and has 648,904,999 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 7,937,800 shares.